Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 866.974.7329

March 14, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray
Jan Woo
Claire DeLabar
Robert Littlepage

Re:	OneStream, Inc.
Draft Registration Statement on Form S-l
Submitted February 7, 2024
CIK No. 0001889956

Ladies and Gentlemen:

On behalf of our client, OneStream, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 7, 2024, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings below (which are references to the Registration Statement), all page references herein correspond to the pages of Amendment No. 1.

Prospectus Summary, page 1

1.
Please identify the Former Members and the Continuing Members. Clarify whether the Continuing Members refers to any individuals or entities other than KKR.

In response to the Staff’s comment, the Company has revised the disclosure on page 12. To the extent necessary, the Company undertakes to update this disclosure further in a subsequent amendment to the Registration Statement as the details of the Reorganization Transactions are finalized prior to the completion of this offering.

In addition, the Company respectfully notes that each beneficial owner of more than 5% of its Class C common stock and Class D common stock will be identified in the table on page 165 in the section titled “Principal and Selling Stockholders” in a subsequent amendment to the Registration Statement. As explained on page 12, immediately following the Reorganization Transactions, the Continuing Members will hold Class C common stock and the Former Members will hold Class D common stock.

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U.S. Securities and Exchange Commission

March 14, 2024

2.
We note that your platform utilizes software governed by open source licenses. Clarify whether your AI is governed by those open source licenses and address any related risks specific to AI. Also, provide definitions of “AI-enabled,” “machine learning” and any other industry-specific terminology.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 49 and 127. The Company advises the Staff that it believes the Risk Factors section as revised in Amendment No. 1 adequately addresses the material risks specific to its use of open source software in certain aspects of its AI-enabled solutions and applications. The Company undertakes to update the Risk Factors further in a subsequent amendment to the Registration Statement to the extent it deems appropriate and necessary prior to the completion of this offering.

Risk Factors

“Our ability to pay taxes and expenses, including payments under the TRA, might be limited by our structure.”, page 55

3.
Please revise your disclosure to quantify or otherwise describe the maximum amount of outstanding obligations that would be due and payable under the TRA under the circumstances that would accelerate payment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 161.

Use of Proceeds, page 77

4.
We note that you intend to use the net proceeds from this offering to purchase newly issued LLC Units from OneStream Software LLC. Please expand your disclosure to include a description of how many units will be purchased.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 79.

Business, page 110

5.
You state that more than 10% of Fortune 500 companies rely on OneStream as of December 31, 2023. To provide context, please consider disclosing the percentage of your customers that are Fortune 500 companies and the percentage of revenue for each period that was generated from these customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 115.

Financial Statements

Notes to Consolidated Financial Statements

Deferred Offering Costs, page F-13

6.
We note as of December 31, 2022 the Company had capitalized $3.0 million of deferred offering costs in other noncurrent assets. It appears these costs were incurred in connection with an aborted offering, i.e. not a short postponement. Deferred costs of an aborted offering should not be deferred and charged against proceeds of a subsequent offering. Refer to the guidance in SAB Topic 5:A.

The Company refers the Staff to the disclosure on pages 105 and F-13, which explains that the Company impaired the previously capitalized deferred offering costs during the first quarter of 2023. The Company advises the Staff that its decision to abort the prior offering was not made until after the consolidated financial statements of OneStream Software LLC as of and for the year ended December 31, 2022 were available for issuance on February 17, 2023.

U.S. Securities and Exchange Commission

March 14, 2024

General

7.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company acknowledges the Staff’s comment and undertakes to provide the Staff on a supplemental basis with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (206) 883-2563 or vnilsson@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Victor Nilsson
Victor Nilsson

cc:	Thomas Shea, OneStream, Inc.
Holly Koczot, OneStream, Inc.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.
Tad J. Freese, Latham & Watkins LLP
Sarah B. Axtell, Latham & Watkins LLP